Mail Stop 4561
Via fax: 713-795-2307

June 29, 2009

James H. Long
Chief Executive Officer
INX Inc.
6401 Southwest Freeway
Houston, TX 77074

        Re: INX Inc.
               Form 10-K for the Year Ended December 31, 2008
               Filed on March 10, 2009
               File No. 000-31949

Dear Mr. Long:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome- any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1.   We note throughout your General and Overview MD&A discussions that the mix of products and services sold has a significant influence on the Company's revenue and gross profit margins. In this regard, we note your disclosures on

page 31 where you list the various factors that affect the gross margins on the Company's product sales and service revenues. Please explain further what impact these factors had on the Company's actual gross profit margins in fiscal 2008 compared to fiscal 2007 and fiscal 2007 compared to fiscal 2006. For instance, tell us how the utilization of technical engineering services versus managed support and hosting services impacted your gross profit margins on service revenues and explain how the mix of products sold, new customer transactions and large competitively bid sales transactions versus smaller less competitive transactions impacted your gross margins on product sales. Further, tell us how you considered expanding your results of operations disclosures to more clearly explain the various factors that impacted the Company's revenues and gross profit margins. We refer you to Section III.B.4 of SEC Release No. 33-8350.

Critical Accounting Policies

Goodwill, page 46

2.   Please provide a more detailed discussion regarding the changes in your cash flow assumptions that lead to an impairment of goodwill (and long-lived assets), particularly, with regards to the Company's recent acquisitions (AccessFlow and Select, Inc.). Also, tell us your consideration to provide enhanced disclosures in your critical accounting policies that more fully describe the estimates and assumptions used in your assessment and evaluation of goodwill and long-lived assets at December 31, 2008. In this respect, we have identified the following areas where we believe additional discussion would enhance your disclosures. Indicate how the reporting units are identified, the methodology used to determine the fair value of the reporting units and how goodwill is allocated to the reporting units. Describe how your analysis includes reconciling your market capitalization to the aggregate fair value of all your reporting units. In addition, enhanced disclosures that show the amount of goodwill allocated to each reporting unit would provide useful information to investors. Also, disclose the discount rates used in your goodwill valuation analysis and include a discussion of how changes in such rates could impact the outcome of your analysis. We refer you to Section V of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 56

3.   We note that you have recorded excess income tax benefits from share-based payment arrangements as a cash inflow from financing activities in fiscal years 2008 and 2007. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits

pursuant to paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in fiscal years 2008 and 2007 and, if applicable, why you believe that offsetting the excess tax benefits against changes in other operating cash flow activities is appropriate.

Notes to Consolidated Financial Statements

Note 11. Adoption of FASB Interpretation No. 48, page 75

4.   We note your disclosures regarding FIN 48 on page 75. Please clarify whether you have any unrecognized tax benefits as of December 31, 2008. If so, please tell us how you considered the disclosures required by paragraph 21 of FIN 48.

Item 9A(T). Controls and Procedures, page 83

5.   We note that the Company's CEO and CFO have concluded that your "disclosure controls and procedures at December 31, 2008 were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and are designed to ensure that information required to be disclosed by us in these reports is accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosures." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in these reports is accumulated and communicated to your management, as appropriate to allow timely decisions regarding required disclosures. See Exchange Act Rule 13a-15(e).

6.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant at (202) 551-3855 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief